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Form of Proxy - Annual and Special Meeting to be held on May 13, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

  Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
  If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are votingon behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign thisproxy.
  This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
  If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
  The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted asrecommended by Management.
  The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructionsof the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
  This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting orany adjournment or postponement thereof.
  This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Mountain Time, on Monday, May 11, 2009.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER123456	HOLDERACCOUNT NUMBER	C123ACCESS NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Paramount Resources Ltd. hereby appoint: Clayton H. Riddell of Calgary, Alberta, or failing him, James H. T. Riddell of Calgary, Alberta		Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
OR

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Paramount Resources Ltd. to be held at the Conference Centre at Centrium Place, 332 - 6th Avenue S.W., Calgary, Alberta on Wednesday, May 13, 2009 at 10:30 am and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXTOVER THE BOXES.

	For	Withhold
1. Election of Directors
Management recommends that you vote FOR all of the director nominees as outlined in the Information Circular.

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	For	Withhold
2. Appointment of Auditors
Appointment of Auditors as outlined in the Information Circular.

	For	Against
3. Stock Option Plan
To approve the Unallocated Options under Paramount's Stock Option Plan, the details of which are more particularly described in the Information Circular.

Management recommends that you vote FOR the resolution outlined in the Information Circular.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM / YY

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Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	Annual Financial Statements - Mark this box if you would NOTlike to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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